Mail Stop 4561

August 28, 2008

Mr. Clent Richardson
President and Chief Executive Officer
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

Re: Immersion Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 0-27969

Dear Mr. Richardson:

      We have completed our review of your Form 10-K and related filings and have
no further comments at this time on the specific issues raised.

                              Sincerely,

                              Mark Kronforst
                              Accounting Branch Chief